UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)

ELSTER GROUP SE

(Name of Subject Company)

ELSTER GROUP SE

(Name of Person(s) Filing Statement)

Ordinary Shares, nominal value €1 per share

American Depositary Shares, each representing

one-fourth of one Ordinary Share

(Title of Class of Securities)

D24648 103
290348 101
(CUSIP Number of Class of Securities)

John D. Bluth

Elster Solutions, LLC

208 South Rogers Lane

Raleigh, NC 27610-2144

+1 (919) 212-4700
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

A. Peter Harwich	Thomas Preute
Allen & Overy LLP	Chief Legal Officer
1221 Avenue of the Americas	Elster Group SE
New York, New York 10020	Frankenstrasse 362
+1 (212) 610-6300	45133 Essen, Germany
+49 201 54 58 0

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 8 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by Elster Group SE, a European public limited liability company (Societas Europaea, or SE) with its registered seat in Germany (“Elster”) with the U.S. Securities and Exchange Commission (the “SEC”) on July 9, 2012 and amended by Amendment No. 1 to the Schedule 14D-9 filed with the SEC on July 10, 2012, Amendment No. 2 to the Schedule 14D-9 filed with the SEC on July 16, 2012, Amendment No. 3 to the Schedule 14D-9 filed with the SEC on July 17, 2012, Amendment No. 4 to the Schedule 14D-9 filed with the SEC on July 24, 2012, Amendment No. 5 to the Schedule 14D-9 filed with the SEC on August 3, 2012, Amendment No. 6 to the Schedule 14D-9 filed with the SEC on August 8, 2012, and Amendment No. 7 to the Schedule 14D-9 filed with the SEC on August 15, 2012 (as previously filed with the SEC, and as amended, the “Schedule 14D-9”) relating to the cash tender offer by Mintford AG, a stock corporation established under German law, registered in the commercial register of the local court of Düsseldorf, Germany, under HRB 65980 (“Bidder”) and an indirect wholly owned subsidiary of Melrose PLC, a public limited company incorporated under the laws of the United Kingdom and registered in England and Wales with registered number 4763064 (“Melrose”), to purchase (i) all issued and outstanding American Depositary Shares of Elster (“ADSs”), each representing one-fourth of one ordinary share of Elster, nominal value €1 per share (“Share”) at a purchase price of $20.50 per ADS (the “ADS Offer Price”), and (ii) all issued and outstanding Shares (which are not otherwise represented by ADSs) at a purchase price of $82.00 per Share (the “Share Offer Price”, the ADS Offer Price or the Share Offer Price, as applicable, the “Offer Price”), in each case payable net to the seller in cash, without interest and subject to any withholding of taxes required by applicable law. The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), filed by Bidder and Melrose with the SEC on July 9, 2012, and is upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 9, 2012 (as it may be amended or supplemented, the “Offer to Purchase”), and in the Letter of Transmittal to Tender American Depositary Shares (as it may be amended or supplemented, the “ADS Letter of Transmittal”) and the Letter of Transmittal to Tender Ordinary Shares (as it may be amended or supplemented, the “Share Letter of Transmittal”, and, together with the ADS Letter of Transmittal, the “Letter of Transmittal”, and such Letter of Transmittal, together with the Offer to Purchase, the “Offer”), copies of which were filed as Exhibits (a)(1)(A), (a)(1)(B), and (a)(1)(C), respectively, to the Schedule TO, and are incorporated herein by reference. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of the subsection captioned “Russia” within the section captioned “Regulatory Requirements”:

“Melrose received approval from the Russian competition authority on August 17, 2012 with respect to the Offer.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of the subsection captioned “Ukraine” within the section captioned “Regulatory Requirements”:

“Melrose and Elster received approval from the Ukrainian competition authority on August 16, 2012 with respect to the Offer.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of the subsection captioned “Other” within the section captioned “Regulatory Requirements”:

“On August 17, 2012, Melrose issued a press release announcing antitrust clearances in Russia and Ukraine, a copy of which is filed as Exhibit (a)(5)(G) to the Schedule TO and is incorporated herein by reference.”

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit.

Exhibit No.	Document
(a)(5)(H)	Press release issued by Melrose PLC on August 17, 2012 (incorporated by reference to Exhibit (a)(5)(G) to the Schedule TO).

SIGNATURES

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Elster Group SE

By:	/s/ Thomas Preute
Name:	Thomas Preute
Title:	Managing Director and Chief Legal Officer
Date:	August 17, 2012

By:	/s/ Bradley Fry
Name:	Bradley Fry
Title:	Authorized Signatory and VP International Accounting
Date:	August 17, 2012

EXHIBIT INDEX

Exhibit No.	Document
(a)(5)(H)	Press release issued by Melrose PLC on August 17, 2012 (incorporated by reference to Exhibit (a)(5)(G) to the Schedule TO).